August 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Joseph Klinko
John Cannarella
Irene Barberena-Meissner
Laura Nicholson

Re:	Solaris Water, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Confidentially Submitted June 22, 2021
CIK No. 0001865187

Ladies and Gentleman:

On behalf of our client Solaris Water, Inc., a Delaware corporation (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated July 20, 2021 (the “Comment Letter”) regarding the above-referenced Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Registration Statement”).  Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Concurrently with this response letter, the Company is confidentially submitting the revised draft Registration Statement (“Submission No. 3”) with the Commission. Submission No. 3 includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes to update certain disclosure contained in the Registration Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of Submission No. 3 that has been marked to show changes made to the Registration Statement confidentially submitted on June 22, 2021.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment.  References in the responses to page numbers and section headings refer to page numbers and section headings in Submission No. 3.

U.S. Securities and Exchange Commission
Division of Corporation Finance
August 2, 2021

Prospectus Cover Page, page i

1.
You disclose here that each share of Class B common stock will entitle the holder to a number of votes that is equal to the aggregate number of Class B units in Solaris LLC held by such holder. Consistent with your disclosure elsewhere in your prospectus, please revise to clarify that each share of your Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally and holders of your Class A common stock and Class B common stock will vote together as a single class on all matters presented to your stockholders for their vote or approval.

Response:  We acknowledge the Staff’s comment and have revised the prospectus cover page of Submission No. 3 accordingly.

Prospectus Summary, page 1

2.
We note your use of market and industry data here and on page 73 derived from industry sources, including EIA and Enverus. Please revise to include the names and dates of these studies or reports. Please also provide us with supplemental support, or in the alternative provide a citation, for your statement that you are a “leading” independent third-party provider of recycled produced water gathered on a proprietary network.

Response:  We acknowledge the Staff’s comment and have revised page ii of Submission No. 3 to include the names and dates of the industry reports cited in the Registration Statement.

Our statement that “we are a leading independent third-party provider of recycled produced water gathered on a proprietary network” is supported by the following analysis.  In contrast to operators that gather and recycle produced water generated from their own operations, we are an independent contractor that gathers produced water from our customers and delivers produced water recycling solutions to our customers when and where needed.  Our network of produced water gathering pipelines and recycling centers is proprietary since we have constructed a significant portion of our assets and strategically integrated our acquired assets into our operations in a way that allows us to gather and recycle significant produced water volumes across a wide geographic area.

U.S. Securities and Exchange Commission
Division of Corporation Finance
August 2, 2021

In addition, we have reviewed regulatory filings of New Mexico’s Oil Conservation Division (“NMOCD”) and determined that our total recycled barrels during the six months ended June 30, 2021 represent approximately 26% of the total number of barrels of water produced by all operators in New Mexico.  After accounting for operators that perform their own recycling operations, which as a result are not independent or third-party operators, our total recycled barrels represent significantly in excess of 50% of the total number of remaining barrels of water produced in New Mexico during this period.  Moreover, based on a review of produced water submissions to NMOCD, only three independent water recyclers have submitted reports, of which we represent approximately 45% of such submissions.  Our permitted reuse locations also represent the most significant number of non-operator sites in the Permian Basin that are either in use or in the process of being permitted.

Lastly, when compared to other independent water recyclers in the Permian Basin, we have the largest number and most diverse customer base.  Based on the foregoing analysis, we believe we have appropriate support for this statement and have revised pages 3, 8, 81 and 86 of Submission No. 3 to clarify this statement is made relative to other independent third parties that provide recycled water gathered on a proprietary network in the Permian Basin (emphasis added).

Organizational Structure, page 11

3.	Please revise to also include a diagram of your ownership structure prior to the offering and related reorganization transactions.

Response:  We acknowledge the Staff’s comment and have revised page 13 of Submission No. 3 to include a diagram of our simplified ownership structure immediately prior to the offering and related transactions.

U.S. Securities and Exchange Commission
Division of Corporation Finance
August 2, 2021

Summary Historical Financial and Operating Data
Adjusted Operating Margin and Adjusted Operating Margin per Barrel, page 21

4.
We note that you identify the measure “operating margin” as a summary metric in your tabulations on pages 22 and 59, calculated as revenue less “operating expenses,” and as an intermediary metric within your reconciliation on page 22 for your non-GAAP measure “Adjusted operating margin.” However, you are using the term “operating expenses” to describe both a category of costs, which is shown to include six line items in various tabulations in MD&A and your financial statements, and one of the line items within this category of costs. We understand that your revenues are predominantly derived from providing services.

Under Rule 5-03.2 of Regulation S-X, you would ordinarily need to distinguish costs that are directly or indirectly allocable to the provision of services, from other operating costs and expenses, and from selling, general and administrative expenses. For example, it appears that some amount of depreciation and amortization would be attributed to cost of services in accordance with GAAP. Please revise your presentation to identify all of the amounts allocable to the provision of services, and revise the “operating expenses” label for the line item to more clearly reflect the nature of costs represented and to distinguish it from the category.

If you wish to retain the measure that is currently labeled “operating margin” you should identify this as a non-GAAP measure and select an alternate label to comply with Item 10(e)(1)(ii)(E) of Regulation S-K. The reconciliations that you would provide for this measure, and for your “Adjusted operating margin” measure pursuant to Item 10(e)(1)(i)(B) of Regulation S-K, should begin with gross margin, calculated in accordance with GAAP, as the most directly comparable measure.

Response:  We acknowledge the Staff’s comment and have revised pages 21, 63, 67, 69, F-3 and F-17 of Submission No. 3 to relabel the “operating expenses” line item as “direct operating costs” to more clearly reflect the nature of costs represented and to distinguish it from the category and to present “total cost of revenue” as a separate line item, comprised of “direct operating costs” and “depreciation, amortization and accretion.”  Additionally, we have revised page 24 of Submission No. 3 to provide reconciliations of “Adjusted Operating Margin” that begin with “gross margin,” calculated in accordance with GAAP, and to remove “operating margin” as an intermediary metric.  We have made similar revisions throughout Submission No. 3 to reflect these changes.

Risk Factors
Out industry has experienced a high rate of employee turnover, page 27

5.
You disclose here that you are subject to the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions. In this regard, we note the class action complaint that was filed on June 18, 2021 against Solaris Water Midstream, LLC under the Fair Labor Standards Act and the New Mexico Minimum Wage Act. Please revise to describe this complaint, if material.

Response:  We acknowledge the Staff’s comment and advise the Staff that we intend to vigorously defend against this lawsuit, which we have determined, after discussing with our outside counsel, is currently not material to our earnings, cash flows or financial position.

U.S. Securities and Exchange Commission
Division of Corporation Finance
August 2, 2021

A loss of one or more significant customers could materially or adversely affect our results of operations, page 29

6.
You disclose here that your five largest customers for the three months ended March 31, 2021 and the year ended December 31, 2020 represented approximately 78% and 79% of your revenues, respectively, and the loss of key customers, failure to renew contracts upon expiration, or a sustained decrease in demand by key customers could result in a substantial loss of revenues and could have a material and adverse effect on your consolidated results of operations. In addition, we note your disclosure on page 102 regarding a water gathering and handling agreement you entered into in connection with the Concho Acquisitions that has a remaining term of greater than 12 years, pursuant to which Concho Resources (which was acquired by ConocoPhillips) agreed to dedicate all of the produced water generated from its current and future acreage covering approximately 2.3 million acres in New Mexico and Texas to you for gathering and handling. To the extent you are substantially dependent on any agreements or arrangements with these customers, please describe the material terms of such agreements and arrangements and file the agreements as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K. If you believe you are not substantially dependent on the agreements, please provide us an analysis to explain your basis. In addition, please ensure that you file any contract required to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K with respect to any contract to which security holders named in the registration statement are parties.

Response:  We acknowledge the Staff’s comment and have revised pages 112 and 113 of Submission No. 3 to include a description of the water gathering and disposal agreement entered into in connection with the Concho Acquisitions (the “ConocoPhillips Agreement”).  In addition, we have filed the ConocoPhillips Agreement as Exhibit 10.8 to Submission No. 3.

U.S. Securities and Exchange Commission
Division of Corporation Finance
August 2, 2021

Future sales of our Class A common stock in the public market, or the perception that such sales may occur…, page 44

7.
We note that you will enter into a registration rights agreement with certain of the Existing Owners that will require you to register under the Securities Act shares of Class A common stock issuable upon redemption of Solaris LLC Units held by such holders. Please revise to disclose the amount of shares of Class A common stock which will be subject to this registration rights agreement.

Response:  We acknowledge the Staff’s comment and have revised page 112 of Submission No. 3 to include the approximate number of shares of our Class A common stock that will be subject to the registration rights agreement, which will be determined and disclosed in a subsequent filing of the Registration Statement.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware…, page 44

8.
We note your disclosure that your amended and restated certificate of incorporation will provide that, unless you consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for certain actions, including derivative actions. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Further, if this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in your amended and restated certificate of incorporation states this clearly.

Response:  In response to the Staff’s comment, the disclosure in the Registration Statement on page 47 has been revised to confirm that the forum selection provisions in the Company’s amended and restated certificate of incorporation will not apply to actions arising under the Exchange Act or the Securities Act.

U.S. Securities and Exchange Commission
Division of Corporation Finance
August 2, 2021

Use of Proceeds, page 51

9.
We note your disclosure that you intend to cause Solaris LLC to use a certain amount of the net proceeds to pay the expenses incurred by you in connection with this offering and the reorganization and the remaining net proceeds for general corporate purposes, which may include capital expenditures, working capital and potential acquisitions and strategic transactions. Please provide the estimated amounts you intend to cause Solaris LLC to allocate to each of the identified purposes. In addition, if any material amount of the proceeds is to be used to acquire assets, otherwise than in the ordinary course of business, briefly describe and state the cost of the assets. If the assets are to be acquired from affiliates of the issuer or their associates, give the names of the persons from whom they are to be acquired and set forth the principle followed in determining the purchase price. Lastly, if you have no specific plan for the proceeds, state this explicitly. Refer generally to Item 504 of Regulation S-K.

Response:  We acknowledge the Staff’s comment and have revised pages 18 and 56 of Submission No. 3 to state that we currently do not have any specific plan for the remaining net proceeds from the offering after the payment of expenses incurred in connection with the offering and the reorganization.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Capital Requirements, page 67

10.
We note your disclosure that your capital expenditures were approximately $108.0 million and $191.0 million on an accrual-basis for the years ended December 31, 2020 and 2019, respectively. Please revise to describe all material cash requirements, including commitments for capital expenditures, as of the end of the latest fiscal period, the anticipated source of funds needed to satisfy such cash requirements and the general purpose of such requirements. Refer to Item 303(b)(1)(ii) of Regulation S-K.

Response:  In response to the Staff’s comment, the disclosure in the Registration Statement on page 72 has been revised accordingly.

U.S. Securities and Exchange Commission
Division of Corporation Finance
August 2, 2021

Certain Relationships and Related Party Transactions
Agreements with ConocoPhillips, page 102

11.
We note your disclosure in this section regarding your agreements with ConocoPhillips. Please revise to disclose the approximate dollar value of the amount involved with respect to each such transaction. Refer to Item 404 of Regulation S-K.

Response:  We acknowledge the Staff’s comment and have revised page 113 of Submission No. 3 to include the revenues associated with the ConocoPhillips Agreement for the three months ended March 31, 2021 and the year ended December 31, 2020.

Report of Independent Registered Public Accounting Firm, page F-15

12.
We note that your auditor included language in the second paragraph of the audit opinion on page F-15 stating “We…are required to be independent with respect to the Company in accordance with the relevant ethical requirements relating to our audit, which are less restrictive than the rules and regulations of the Securities and Exchange Commission and the PCAOB.” Please discuss this qualifying language with your auditor and advise us of any and all circumstances that would be contrary or unclear, with respect to the requirements pertaining to the qualification of accountants in Rule 2-01 of Regulation S-X, or any associated rules and standards of the PCAOB, during all periods covered by the financial statements and subsequently. You will need to obtain and file an audit opinion from an auditor who is able to issue an opinion that includes the representation prescribed by PCAOB Auditing Standard 3101.09(g).

Response:  We acknowledge the Staff’s comment and have discussed the referenced language with our auditor and advise the Staff that upon the first public filing of the Company’s registration statement on Form S-1, BDO USA, LLP will meet the requirements pertaining to the qualification of accountants in Rule 2-01 of Regulation S-X and will amend its report to indicate that the firm conducted its audit in accordance with the “standards of the Public Company Accounting Oversight Board (United States)” in accordance with the requirements of PCAOB Auditing Standard 3101.

Exhibits

13.
We note you intend to file a Form of Credit Agreement by amendment as Exhibit 10.3. As your amended and restated credit agreement was entered into on April 1, 2021, please file an executed copy of this agreement.

Response:  We acknowledge the Staff’s comment and have filed the amended and restated credit agreement that was entered into on April 1, 2021 as Exhibit 10.4 to Submission No. 3.

U.S. Securities and Exchange Commission
Division of Corporation Finance
August 2, 2021

General

14.
Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of the communications.

Response:  We acknowledge the Staff’s comment and advise the Staff that, to date, neither we nor anyone authorized on our behalf has engaged in any “testing the waters” activity or otherwise presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). To the extent that we or anyone authorized on our behalf present any written communications to potential investors in reliance on Section 5(d) of the Securities Act, we will supplementally provide the Staff with copies of such written communications.

Please direct any questions concerning this letter to the undersigned at (346) 718‑6888 or hholmes@gibsondunn.com.

Very truly yours,

/s/ Hillary H. Holmes

Hillary H. Holmes

GIBSON, DUNN & CRUTCHER LLP

cc:	William A. Zartler, Chairman and Chief Executive Officer
Amanda M. Brock, President and Chief Operating Officer
Brenda R. Schroer, Chief Financial Officer
Andrew L. Fabens, Gibson, Dunn & Crutcher LLP